Exhibit 99.4

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

TO BE HELD ON FRIDAY, MAY 30, 2025

(or any adjournment(s) or postponement(s) thereof)

INTRODUCTION

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Li Auto Inc., a Cayman Islands company (the “Company”), of proxies from holders of the issued Class A ordinary shares with a par value of US$0.0001 per share (the “Class A Ordinary Shares”) and the Class B ordinary shares with a par value of US$0.0001 per share of the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “Meeting”) to be held at 9/F, Office Tower C1, Oriental Plaza, 1 East Chang An Avenue, Beijing, the PRC on May 30, 2025 at 10:00 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice of Annual General Meeting (the “Meeting Notice”).

Only the holders of record of the Ordinary Shares on the Company’s register of members at the close of business on Friday, April 25, 2025, Hong Kong time (the “Record Date”) are entitled to notice of, to attend and to vote at the Meeting. Save for the Reserved Matters, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, on all matters at the Meeting. The quorum of the Meeting is one or more shareholders holding in aggregate not less than 10% of all votes attaching to all issued shares (excluding any treasury Shares) of the Company, on a one vote per share basis, present in person or by proxy and entitled to vote at the Meeting. For the avoidance of doubt, holders of treasury shares of the Company (if any) have no voting rights at the general meeting(s) of the Company.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Ordinary Shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and no later than 48 hours before the Meeting, Hong Kong time, on Wednesday, May 28, 2025, to ensure your representation at the Meeting.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

Number of shares to which this	Class A Ordinary Shares
form of proxy relates(Note 1)	Class B Ordinary Shares

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

TO BE HELD ON FRIDAY, MAY 30, 2025

I/We(Note 2)

of _______________________________________________________________________________________________________________________

being the registered holder(s) of ___________________________________________________________________________________Class A Ordinary

Shares/Class B Ordinary Shares(Note 3)  in the issued share capital of Li Auto Inc. (“Company”) hereby appoint the Chairman of the meeting(Note  4)

or _______________________________________________________________________________________________________________________

of _______________________________________________________________________________________________________________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf as directed below at the annual general meeting (“AGM”) of the Company to be held at 9/F, Office Tower C1, Oriental Plaza, 1 East Chang An Avenue, Beijing, the PRC on Friday, May 30, 2025 at 10:00 a.m. (Beijing time) (and at any adjournment(s) or postponement(s) thereof).

Please tick (“ ✓”) the appropriate boxes to indicate how you wish your vote(s) to be cast(Note 5).

	ORDINARY RESOLUTIONS(Note 6)	FOR	AGAINST
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended
December 31, 2024 and the reports of the Directors and independent auditors thereon.
2.	To re-elect Mr. Li Xiang as an executive Director.
3.	To re-elect Mr. Fan Zheng as a non-executive Director.
4.	To re-elect Prof. Xiao Xing as an independent non-executive Director.
5.	To authorize the Board to fix the remuneration of the Directors of the Company.
6.	To grant a general mandate to the Directors to issue, allot and deal with Class A Ordinary Shares and/or ADSs
(including any sale and/or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares)
of the Company not exceeding 20% of the total number of issued shares (excluding any treasury shares) of the Company as at the date of passing of this resolution.
7.	To grant a general mandate to the Directors to repurchase shares and/or ADSs of the Company not exceeding
10% of the total number of issued shares (excluding any treasury shares) of the Company as at the date of passing of this resolution.
8.	To extend the general mandate granted to the Directors to issue, allot and deal with additional Class A
Ordinary Shares and/or ADSs (including any sale and/or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares) in the capital of the Company by the aggregate number of the Shares and/or
Shares underlying the ADSs repurchased by the Company.
9.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company to hold office until the conclusion of the next annual general meeting of the
Company and to authorize the Board to fix their remuneration for the year ending December 31, 2025.

Date:	2025	Signature(s)(Note 7)

Notes:

1.	Please delete as appropriate and insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.
2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
3.	Please insert the number of shares of the Company registered in your name(s) and delete as appropriate.
4.	If any proxy other than the Chairman of the meeting is preferred, please strike out the words “the Chairman of the meeting” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint any number of proxies (who must be individuals) to attend and vote instead of him. A proxy need not be a shareholder of the Company.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“✓ ”) THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“✓ ”) THE BOX MARKED “AGAINST”. If no direction is given, your proxy will vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM.
6.	The description of the resolutions is by way of summary only. The full text appears in the notice of the AGM.
7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney or other person duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
8.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the Register of Members in respect of the relevant joint holding.
9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited (for both holders of Class A Ordinary Shares and holders of Class B Ordinary Shares), at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for the meeting or the adjourned meeting (as the case may be).
10.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM or any adjournment thereof if you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address.